Exhibit 99.2 ANNOUNCEMENTS FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington D.C. 20549 Report of Foreign Issuer Pursuant to Rule 13a - 16 or 15d - 16 of The Securities Exchange Act of 1934 Announcements sent to the London Stock Exchange National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom Update - Routine announcements in the period to 14 February 2020

NATIONAL GRID PLC NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES The attached individual notifications made under article 19.1 of the Market Abuse Regulation (‘MAR’) relate to the National Grid Share Incentive Plan (‘SIP’) monthly purchases on behalf of PDMRs. This announcement is made in accordance with Article 19.3 of MAR. Name of officer of issuer responsible for making notification: Megan Barnes Date of notification: 2020.02.10 NATIONAL GRID PLC NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Alison Kay 2 Reason for the notification a) Position/status Group General Counsel & Company Secretary b) Initial notification Initial notification /Amendment 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial Ordinary shares of 12 204/473p each instrument, type of instrument GB00BDR05C01 Identification code b) Nature of the transaction Monthly purchase of securities (“partnership shares”) under the Share Incentive Plan c) Price(s) and volume(s) Price(s) Volume(s) GBP 10.2996 12

d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2020.02.07 f) Place of the transaction London Stock Exchange (XLON) Name of officer of issuer responsible for making notification: Megan Barnes Date of notification: 2020.02.10 NATIONAL GRID PLC NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Andy Agg 2 Reason for the notification a) Position/status Chief Financial Officer b) Initial notification Initial notification /Amendment 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial Ordinary shares of 12 204/473p each instrument, type of instrument GB00BDR05C01 Identification code

b) Nature of the transaction Monthly purchase of securities (“partnership shares”) under the Share Incentive Plan c) Price(s) and volume(s) Price(s) Volume(s) GBP 10.2996 14 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2020.02.07 f) Place of the transaction London Stock Exchange (XLON) Name of officer of issuer responsible for making notification: Megan Barnes Date of notification: 2020.02.10 NATIONAL GRID PLC NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES 1 Details of the person discharging managerial responsibilities / person closely associated a) Name John Pettigrew 2 Reason for the notification a) Position/status Chief Executive Officer b) Initial notification Initial notification /Amendment 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc

b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial Ordinary shares of 12 204/473p each instrument, type of instrument GB00BDR05C01 Identification code b) Nature of the transaction Monthly purchase of securities (“partnership shares”) under the Share Incentive Plan c) Price(s) and volume(s) Price(s) Volume(s) GBP 10.2996 15 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2020.02.07 f) Place of the transaction London Stock Exchange (XLON) Name of officer of issuer responsible for making notification: Megan Barnes Date of notification: 2020.02.10 NATIONAL GRID PLC NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Lucy Nicola Shaw 2 Reason for the notification

a) Position/status Executive Director, UK b) Initial notification Initial notification /Amendment 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial Ordinary shares of 12 204/473p each instrument, type of instrument Identification code GB00BDR05C01 b) Nature of the transaction Monthly purchase of securities (“partnership shares”) under the Share Incentive Plan c) Price(s) and volume(s) Price(s) Volume(s) GBP 10.2996 15 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2020.02.07 f) Place of the transaction London Stock Exchange (XLON) Name of officer of issuer responsible for making notification: Megan Barnes Date of notification: 2020.02.10

7 February 2020 National Grid plc (National Grid) Notification of Major Interest in National Grid Ordinary Shares National Grid has received a notification on Form TR-1 from Competrol International Investments Limited that its total interest in National Grid voting ordinary shares is as shown below. 1a. Identity of the issuer or the underlying issuer of existing shares to which voting National Grid plc rights are attachedi: 1b. Please indicate if the issuer is a non-UK issuer (please mark with an “X” if appropriate) Non-UK issuer 2. Reason for the notification (please mark the appropriate box or boxes with an “X”) An acquisition or disposal of voting rights An acquisition or disposal of financial instruments X An event changing the breakdown of voting rights Other (please specify): 3. Details of person subject to the notification obligation Name Competrol International Investments Limited City and country of registered office (if Tortola, British Virgin Islands applicable) 4. Full name of shareholder(s) (if different from 3.) Name City and country of registered office (if applicable) 5. Date on which the threshold was crossed 6 February 2020 or reached: 6. Date on which issuer notified 7 February 2020 (DD/MM/YYYY): 7. Total positions of person(s) subject to the notification obligation % of voting rights % of voting rights through financial Total number of attached to Total of both in % instruments voting rights of shares (total of 8. (8.A + 8.B) (total of 8.B 1 + 8.B issuer A) 2) Resulting situation on the - 2.97 2.97 3,508,270,045 date on which threshold was

crossed or reached				
Position of previous notification (if applicable)	-	3.38	3.38	

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached				
A: Voting rights attached to shares				
Class/type of shares ISIN code (if possible)	**Number of voting rights**[ix]		**% of voting rights**	
	Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	**Indirect** (Art 10 of Directive 2004/109/EC) (DTR5.2.1)	**Direct** (Art 9 of Directive 2004/109/EC) (DTR5.1)	**Indirect** (Art 10 of Directive 2004/109/EC) (DTR5.2.1)
SUBTOTAL 8. A				

B 1: Financial Instruments according to Art. 13(1)(a) of Directive 2004/109/EC (DTR5.3.1.1 (a))				
Type of financial instrument	**Expiration date**	**Exercise/ Conversion Period**	**Number of voting rights that may be acquired if the instrument is exercised/converted.**	**% of voting rights**
Total Return Equity Swap	27 February 2020	-	28,651,544	0.82
		SUBTOTAL 8. B 1	28,651,544	0.82

B 2: Financial Instruments with similar economic effect according to Art. 13(1)(b) of Directive 2004/109/EC (DTR5.3.1.1 (b))					
Type of financial instrument	**Expiration date**	**Exercise/ Conversion Period**	**Physical or cash settlement**	**Number of voting rights**	**% of voting rights**
Total Return Equity Swaps	27 February 2020	-	Cash	75,469,153	2.15
		-			
			SUBTOTAL 8.B.2	75,469,153	2.15

9. Information in relation to the person subject to the notification obligation (please mark the applicable box with an “X”) Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuer Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person X or legal entity (please add additional rows as necessary) % of voting % of voting rights rights if it through financial Total of both if it equals or is instruments if it equals or is higher Name higher than the equals or is higher than the notifiable notifiable than the notifiable threshold threshold threshold Olayan Investments - 2.97 2.97 Company Establishment Competrol Establishment - 2.97 2.97 Competrol International - 2.97 2.97 Investments Limited 10. In case of proxy voting, please identify: Name of the proxy holder The number and % of voting rights held The date until which the voting rights will be held 11. Additional informationxvi Baker McKenzie LLP Eugene Budkevich 020 7919 1066 Place of London, UK completion Date of completion 7 February 2020 This notice is in compliance with National Grid's obligations under the Disclosure and Transparency Rules. Zoë Burnell Company Secretarial Assistant 020 7004 3227

NATIONAL GRID PLC NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Adriana Karaboutis 2 Reason for the notification a) Position/status Chief Information and Digital Officer b) Initial notification Initial notification /Amendment 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial American Depository Shares instrument, type of instrument US 636274409 Identification code b) Nature of the transaction Monthly purchase of securities under the National Grid Employee Stock Purchase Plan c) Price(s) and volume(s) Price(s) Volume(s) $55.832165 33.285114 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2020.02.03 f) Place of the transaction Outside a trading venue Name of officer of issuer responsible for making notification: Nick Ivory Date of notification: 2020.02.05

3 February 2020 National Grid plc (National Grid) Voting Rights and Capital Update National Grid's registered capital as at 31 January 2020 consisted of 3,780,237,016 ordinary shares, of which, 271,966,971 were held as treasury shares; leaving a balance of 3,508,270,045 shares with voting rights. The figure of 3,508,270,045 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FCA Disclosure Guidance and Transparency Rules. Contact: Z Burnell, Company Secretarial Assistant, (0207 004 3227).

NATIONAL GRID PLC NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES The attached individual notification made under article 19.1 of the Market Abuse Regulation ('MAR') relate to the National Grid final Ordinary scrip alternative, dividend reinvestment under the National Grid Share Incentive Plan (‘SIP’) and dividend reinvestment on behalf of PDMRs and CAPs. This announcement is made in accordance with Article 19.3 of MAR. Name of officer of issuer responsible for making notification: Zoë Burnell Date of notification: 2020.01.20 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Adriana Karaboutis 2 Reason for the notification a) Position/status Chief Information and Digital Officer b) Initial notification Initial notification /Amendment 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial American Depositary Shares instrument, type of instrument Identification code US 636274409 b) Nature of the transaction Acquisition of securities (“dividend reinvestment”) c) Price(s) and volume(s) Price(s) Volume(s) $63.38 USD 79 d) Aggregated information

- Aggregated volume - Price e) Date of the transaction 2020.01.17 f) Place of the transaction Outside a trading venue Name of officer of issuer responsible for making notification: Zoë Burnell Date of notification: 2020.01.20 NATIONAL GRID PLC NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL 1 Details of the person discharging managerial responsibilities / person closely associated a) Name John Pettigrew 2 Reason for the notification a) Position/status Chief Executive Officer b) Initial notification Initial notification /Amendment 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial Ordinary shares of 12 204/473p each instrument, type of instrument Identification code GB00BDR05C01 b) Nature of the transaction Acquisition of securities (“dividend reinvestment”) under an ISA

c) Price(s) and volume(s) Price(s) Volume(s) GBP 9.59989 107 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2020.01.16 f) Place of the transaction London Stock Exchange (XLON) Name of officer of issuer responsible for making notification: Zoë Burnell Date of notification: 2020.01.20

NATIONAL GRID PLC NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES The attached individual notification made under article 19.1 of the Market Abuse Regulation ('MAR') relate to the National Grid final Ordinary scrip alternative, dividend reinvestment under the National Grid Share Incentive Plan (‘SIP’) and dividend reinvestment on behalf of PDMRs and CAPs. This announcement is made in accordance with Article 19.3 of MAR. Name of officer of issuer responsible for making notification: Zoë Burnell Date of notification: 2020.01.17 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Mrs. Anne Dawson 2 Reason for the notification a) Position/status CAP of Jonathan Dawson Non-executive Director b) Initial notification Initial notification /Amendment 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial Ordinary shares of 12 204/473p each instrument, type of instrument Identification code GB00BDR05C01 b) Nature of the transaction Acquisition of securities under the Scrip Dividend Scheme. c) Price(s) and volume(s) Price(s) Volume(s) GBP 8.8416 755 d) Aggregated information

- Aggregated volume - Price e) Date of the transaction 2020.01.15 f) Place of the transaction London Stock Exchange (XLON) Name of officer of issuer responsible for making notification: Zoë Burnell Date of notification: 2020.01.17 NATIONAL GRID PLC NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Sir Peter Gershon 2 Reason for the notification a) Position/status Chairman b) Initial notification Initial notification /Amendment 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial Ordinary shares of 12 204/473p each instrument, type of instrument Identification code GB00BDR05C01 b) Nature of the transaction Acquisition of securities under the Scrip Dividend Scheme.

c) Price(s) and volume(s) Price(s) Volume(s) GBP 8.8416 173 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2020.01.15 f) Place of the transaction London Stock Exchange (XLON) 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial Ordinary shares of 12 204/473p each instrument, type of instrument Identification code GB00BDR05C01 b) Nature of the transaction Acquisition of securities under the Scrip Dividend Scheme. c) Price(s) and volume(s) Price(s) Volume(s) GBP 8.8416 370 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2020.01.15 f) Place of the transaction London Stock Exchange (XLON)

Name of officer of issuer responsible for making notification: Zoë Burnell Date of notification: 2020.01.17 NATIONAL GRID PLC NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Lady Eileen Gershon 2 Reason for the notification a) Position/status CAP of Sir Peter Gershon Chairman b) Initial notification Initial notification /Amendment 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial Ordinary shares of 12 204/473p each instrument, type of instrument Identification code GB00BDR05C01 b) Nature of the transaction Acquisition of securities under the Scrip Dividend Scheme. c) Price(s) and volume(s) Price(s) Volume(s) GBP 8.8416 95 d) Aggregated information - Aggregated volume - Price

e) Date of the transaction 2020.01.15 f) Place of the transaction London Stock Exchange (XLON) Name of officer of issuer responsible for making notification: Zoë Burnell Date of notification: 2020.01.17 NATIONAL GRID PLC NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Sir Peter and Lady Eileen Gershon 2 Reason for the notification a) Position/status Chairman and CAP of Sir Peter Gershon b) Initial notification Initial notification /Amendment 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial Ordinary shares of 12 204/473p each instrument, type of instrument Identification code GB00BDR05C01 b) Nature of the transaction Acquisition of securities under the Scrip Dividend Scheme c) Price(s) and volume(s) Price(s) Volume(s) GBP 8.8416 1,334

d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2020.01.15 f) Place of the transaction London Stock Exchange (XLON) Name of officer of issuer responsible for making notification: Zoë Burnell Date of notification: 2020.01.17 NATIONAL GRID PLC NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Andrew Agg 2 Reason for the notification a) Position/status Chief Financial Officer b) Initial notification Initial notification /Amendment 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a) Description of the financial Ordinary shares of 12 204/473p each instrument, type of instrument Identification code GB00BDR05C01 b) Nature of the transaction Acquisition of securities (“dividend shares”) under the HMRC Approved Share Incentive Plan. c) Price(s) and volume(s) Price(s) Volume(s) GBP 9.3961 52 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2020.01.15 f) Place of the transaction London Stock Exchange (XLON) Name of officer of issuer responsible for making notification: Zoë Burnell Date of notification: 2020.01.17 NATIONAL GRID PLC NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES 1 Details of the person discharging managerial responsibilities / person closely associated a) Name John Pettigrew 2 Reason for the notification a) Position/status Chief Executive Officer b) Initial notification Initial notification /Amendment 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc

b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial Ordinary shares of 12 204/473p each instrument, type of instrument Identification code GB00BDR05C01 b) Nature of the transaction Acquisition of securities (“dividend shares”) under the HMRC Approved Share Incentive Plan c) Price(s) and volume(s) Price(s) Volume(s) GBP 9.3961 78 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2020.01.15 f) Place of the transaction London Stock Exchange (XLON) Name of officer of issuer responsible for making notification: Zoë Burnell NATIONAL Date of notification: 2020.01.17 GRID PLC NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Lucy Nicola Shaw 2 Reason for the notification a) Position/status Executive Director, UK

b) Initial notification Initial notification /Amendment 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial Ordinary shares of 12 204/473p each instrument, type of instrument Identification code GB00BDR05C01 b) Nature of the transaction Acquisition of securities (“dividend reinvestment”) c) Price(s) and volume(s) Price(s) Volume(s) GBP 9.6071 1,744 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2020.01.16 f) Place of the transaction London Stock Exchange (XLON) Name of officer of issuer responsible for making notification: Zoë Burnell Date of notification: 2020.01.17